NEWS RELEASE

June 30, 2009

Trading Symbols:

AMM :TSX, AAU : NYSE Amex

www.almadenminerals.com

DRILLING UNDERWAY AT ALMADEN’S TULIGTIC COPPER PROJECT, MEXICO

Almaden Minerals Ltd. (AMM:TSX; AAU:NYSE AMEX) and its Mexican subsidiary Minera Gavilan S.A. de C.V. (together referred to as “Almaden”) are pleased to announce that a 3,000 meter preliminary diamond drilling program is now underway at the Tuligtic copper-molybdenum project, Mexico. The Tuligtic project is located twenty-one kilometres north of Puebla State, and covers a large area of alteration and mineralisation including intense sericite-quartz-pyrite alteration and stockwork veining and potassic alteration. The exposed alteration is interpreted to represent a quartz-sericite-pyrite cap to a large porphyry copper-molybdenum system.

Almaden is the operator of the current program.  Antofagasta Minerals S.A. (“Antofagasta”) can earn up to a 75% interest in 100% Almaden’s owned property (for details of the agreement see Almaden news release of March 23, 2009).  Antofagasta is a wholly owned subsidiary of Antofagasta plc, which is listed on the London Stock Exchange and is a constituent of the FTSE-100 index, with interests in mining, transport and water distribution. Its Chilean mining operations, which comprise Los Pelambres, El Tesoro and Michilla, produced 477,700 tonnes of copper in concentrate and cathode and 7,800 tonnes of molybdenum in concentrate in 2008. It is currently carrying out a brownfield expansion at Los Pelambres and developing the greenfield Esperanza project in Chile, which, when operational, are expected to increase total Group copper production to nearly 700,000 tonnes per year by 2011.  Antofagasta also has exploration or feasibility programmes in Latin America, Asia and Africa.

On Behalf of the Board of Directors

“Morgan Poliquin”

___________________________

Morgan J. Poliquin, M.Sc., P.Eng.

President, COO and Director

Almaden Minerals Ltd.

The Toronto Stock Exchange and NYSE Amex have not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.